Calculation of Distribution Rate
                  MetLife-State Street Government Income Fund

       The distribution rate is calculated by annualizing the latest per-share distribution from ordinary income and dividing the result by the maximum offering price per share as of the end of the period to which the distribution relates.

       The computation for the month ended October 31, 1989 is as follows:

                      .0800(a) x 12 = .960/11.63(b) = 8.25%

(a) distribution rate for the month ended October 31, 1989

(b) net asset value and maximum offering price at October 31, 1989 ($11.63)